July 17, 2013

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-4720

Re:	American Century Asset Allocation Portfolios, Inc. (the “Registrant”) (File Nos. 333-116351; 811-21591)

Dear Ms. Rossotto:

Please find below our responses to your comments that we discussed on June 14, 2013, regarding Post-Effective Amendment No. 23, filed on May 2, 2013, to the Registrant’s registration statement for the following funds: One Choice In Retirement Portfolio R6, One Choice 2015 Portfolio R6, One Choice 2020 Portfolio R6, One Choice 2025 Portfolio R6, One Choice 2030 Portfolio R6, One Choice 2035 Portfolio R6, One Choice 2040 Portfolio R6, One Choice 2045 Portfolio R6, One Choice 2050 Portfolio R6, One Choice 2055 Portfolio R6 (collectively, the “Funds”).  Unless otherwise stated the comments and responses apply to all Funds.  For your convenience, we restate each of your comments prior to our responses.

PROSPECTUS:

1.	Comment: Confirm that each Fund’s series and class identifiers have been properly established.

Response: Confirmed.

2.	Comment: Confirm that the Funds’ management fees, “None,” are correct.

Response:  The Funds’ management fees are correct.  The advisor does not receive a management fee for managing the Funds.  Rather, the advisor receives management fees for managing the underlying funds in which the Funds invest and the estimated

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Ms. Karen Rossotto
July 17, 2013

amount of such fees is included in the “Acquired Fund Fees and Expenses” line of each Fund’s fee table.

3.	Comment: Add disclosure to the Principal Investment Strategies section regarding each Fund’s average maturity and credit quality policies.

Response:  The Funds do not have average maturity or credit quality policies.  Rather, as “funds of funds,” their average maturity and credit quality exposure is a composite of the underlying funds’ policies.  Additionally, as the target-dated Funds’ asset allocations change over time, the composite of the underlying funds’ policies also may change.  The underlying funds’ average maturity and credit quality policies, if any, are described in those funds’ prospectuses and statements of additional information.

4.
Comment:  Describe the circumstances under which, and by how much, the Funds’ target allocations shown in the “glide path” may be modified.  Also, explain whether such changes would be reflected in the prospectus.

Response:  There are no stated parameters regarding the advisor’s ability to modify the Funds’ glide path.  However, as stated in the prospectus, and as the Fund’s history has shown, “we do not intend to make frequent tactical adjustments to the target asset mix or trade actively among the underlying funds.”  In the event that market conditions or other circumstances warrant a change to the Funds’ allocations, the prospectus would be revised accordingly and shareholders would be provided notice of such changes.  This is consistent with the Funds’ past practice.

5.	Comment: In the Principal Risks section for each Fund, add disclosure regarding the risks of investing in other mutual funds.

Response:  We have added disclosure to each Fund’s Principal Risks section indicating that the Fund’s performance and risks depend in part on the managers’ skill in determining the Fund’s asset class allocations and in selecting and weighting the underlying funds, and that the managers’ evaluations and assumptions regarding asset classes or underlying funds may differ from actual market conditions.

6.	Comment: Consider whether exposure to high-yield securities is a principal risk for any of the Funds. If so, include appropriate disclosure in the Principal Risks section of the Fund Summary.

Response:  We have added disclosure regarding the risks of investing in high-yield securities to the Fund Summary for One Choice In Retirement Portfolio R6, One Choice 2015 Portfolio R6, One Choice 2020 Portfolio R6, One Choice 2025 Portfolio

Ms. Karen Rossotto
July 17, 2013

R6 and One Choice 2030 Portfolio R6.  Given the other funds’ more limited exposure to high-yield securities, we do not believe this to be a principal risk for those funds.
7.	Comment: Consider whether exposure to derivatives is a principal risk for any of the Funds. If so, include appropriate disclosure in the Principal Risks section of the Fund Summary.

Response:  Although some of the underlying funds invest a portion of their assets in derivative securities, we do not believe any Fund’s indirect exposure to such derivatives constitutes a principal risk.

8.
Comment: Consider whether exposure to real estate investment trusts (REITs) is a principal risk for any of the Funds.  If so, include appropriate disclosure in the Principal Risks section of the Fund Summary.

Response: Given each Fund’s relatively small allocation to the Real Estate Fund (allocations range from 1.00% for One Choice In Retirement Portfolio R6 to 3.00% for One Choice 2055 Portfolio R6), we do not believe any Fund’s exposure to REITs constitutes a principal risk.

9.
Comment:  Consider whether exposure to securities of companies located in emerging market countries is a principal risk for any of the Funds.  If so, include appropriate disclosure in the Principal Risks section of the Fund Summary.

Response:  The risks of investing in securities of emerging market countries is discussed in the Principal Risks sections (in the Foreign Securities Risk paragraph) for One Choice 2035 Portfolio R6, One Choice 2040 Portfolio R6, One Choice 2045 Portfolio R6, One Choice 2050 Portfolio R6 and One Choice 2055 Portfolio R6.  Given the other funds’ more limited exposure to emerging market securities, we do not believe this to be a principal risk for those funds.

10.
Comment:  The Principal Investment Strategies section of each Fund Summary (other than One Choice In Retirement Portfolio R6) states: “The target date in the fund name refers to the approximate year an investor plans to retire and likely would stop making new investments in the fund.”  Include the target date (e.g., 2015) in this sentence.

Response: The disclosure has been revised as requested.

11.
Comment:  The discussion of the underlying funds’ investment techniques on page 33 of the prospectus includes the following sentence: “The underlying bond funds represent a diverse range of fixed-income investments that vary by issuer type

Ms. Karen Rossotto
July 17, 2013

(corporate and government), credit quality (investment-grade and high-yield) and geographic exposure (domestic and international).”  This disclosure should be included in the Fund Summary sections as well.

Response: The disclosure has been added to the Fund Summary sections as requested.

12.	Comment: In the discussion of the underlying funds’ investment techniques, indicate that high-yield securities are also referred to as “junk bonds.”

Response: The disclosure has been revised as requested.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

13.
Comment:  The following disclosure appears in the Other Investment Companies section (page 19): “As a shareholder of another investment company, a fund would bear … its pro rata portion of the other investment company’s expenses, including advisory fees. These expenses would be in addition to the management fee that each fund bears directly in connection with its own operations.”  Consider whether such disclosure should be added to the Funds’ Principal Risks sections of the prospectus.

Response:  We do not believe it is necessary to include such disclosure in the Principal Risk sections of the prospectus.  Although the Funds’ shareholders pay, indirectly, their pro rata share of the fees and expenses of the underlying funds, shareholders do not pay any management fee to the Funds.  See Response to Comment 2, above.

14.
Comment:  The Fundamental Investment Policies table indicates that a fund may not issue senior securities “except as permitted under the Investment Company Act.”  Add disclosure explaining what is permitted by the Investment Company Act.

Response:  We have added disclosure regarding the asset coverage required for fund borrowings under section 18(f) of the Investment Company Act of 1940.

15.
Comment:  Add language to the Fundamental Investment Policies section indicating that, for purposes of the Funds’ investment policy relating to concentration, industrial development bonds will be characterized as though they were from the industry from which the revenue is derived.

Response:  The disclosure has been revised as requested.

Ms. Karen Rossotto
July 17, 2013

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact Brian Brogan at brian_brogan@americancentury.com or 816-340-7276.

Sincerely,

/s/ Kathleen Gunja Nelson
Kathleen Gunja Nelson
Assistant Secretary